SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees

Commission File Number 1-1927

(Check one)

[ ] Form 10-K [X] Form 11-K

[ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For period ended December 31, 2004

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the transition period ended

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant The Goodyear Tire & Rubber Company (Goodyear Dunlop Tires North America, Ltd Employee Savings Plan for Bargaining Unit Employees)

Former name if applicable

Address of principal executive office (Street and number) 1144 East Market Street

City, state and zip code Akron, Ohio 44316-0001

PART II
RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Goodyear Dunlop Tires North America, Ltd., the Plan Administrator of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Bargaining Unit Employees (the “Plan”), has experienced delays in the collection of certain information from the recordkeeper of the Plan that is required to prepare the audited financial statements of the Plan. As a result, The Goodyear Tire & Rubber Company is unable to file the Annual Report on Form 11-K for the Plan within the prescribed time period without unreasonable effort and expense.

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Michael R. Peterson	(330) 796-4141
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).

[ x ] Yes [   ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ] Yes [ x ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Goodyear Tire & Rubber Company

(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Richard J. Kramer
Richard J. Kramer
Executive Vice President and Chief Financial Officer

GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD., Plan Administrator of THE GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD. EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
By:	/s/ James Galoppo
James Galoppo, Vice Chairman & President

June 30, 2005